SembCorp Industries

[redacted] Regn No: 199802418D

RECEIVED

2006 SEP 18 P 2:51

OFFICE OF INTERNATIONAL CORPORATE FINANCE

06016917

Rule 12g3-2(b) File No. 825109

25 August 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Company Secretary

PROCESSED
SEP 19 2006
THOMSON FINANCIAL

Enc

C:jesstan/MasnetAnn/SECltr

SembCorp Industries Ltd 30 Hill Street #05-04 Singapore 179360
Tel: (65) 6723 3113 Fax: (65) 6822 3254 Website: http://www.sembcorp.com.sg

PEOPLE DEVELOPER SINGAPORE

COMPLETION OF SALE OF SMOE GROUP AND SEMBAWANG BETHLEHEM TO SEMBCORP MARINE AND SEMBAWANG SHIPYARD

Singapore, August 25, 2006 – Further to SembCorp Industries' (SembCorp) announcement on July 13, 2006 in respect of the proposed sale of SMOE Group (comprising SMOE Pte Ltd, SMOE Indonesia Pte Ltd, PT SMOE Indonesia and SCE Pte Ltd) and Sembawang Bethlehem Pte Ltd (SemBeth) to SembCorp Marine Ltd (SembMarine) and Sembawang Shipyard Pte Ltd respectively, SembCorp is pleased to announce that the sale has been completed today.

Details of the sale can be found in the earlier announcement of July 13, 2006.

By Order of the Board
Kwong Sook May
Company Secretary

- End -

Issued by: SembCorp Industries Ltd *(Company Registration No. 199802418D)*